Exhibit 99.6

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                             Schneider Corporation
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                              Directors' Circular

                                 Recommending

                                   REJECTION

                                 of the Offers
                                      by

                             SCH Acquisition Inc.,

              a wholly-owned subsidiary of Maple Leaf Foods Inc.,

                   to purchase all of the Common Shares and

                     all of the Class A Non-Voting Shares


                                       of


                             SCHNEIDER CORPORATION





             The Board of Directors of Schneider has unanimously determined that the Maple Leaf Offers are inadequate, unfair and opportunistic and therefore not in the best interests of Shareholders. The Board of Directors recommends that the Offers be REJECTED and that Shareholders NOT tender their Shares to the Offers.

                               November 23, 1997

                      ----------------------------------
                             Schneider Corporation
                      ----------------------------------

                                                               November 23, 1997
Dear Shareholder:

     You have been made aware of unsolicited offers to purchase all of Schneider's common shares and class non-voting shares for $ 19.00 per share. Those offers were made by SCH Acquisition Inc., a wholly-owned subsidiary of Maple Leaf Foods Inc.

     The Board of Directors has unanimously determined that the Maple Leaf offers are inadequate, unfair and opportunistic and therefore not in your best interests. The Board recommends that you REJECT the offers and NOT tender your shares.

     In reaching its conclusions the Board, assisted by its financial and legal advisers, carefully considered all aspect of the offers as well as the factors described in the enclosed Directors' Circular. In examining the offers, you might wish to consider that:

   (1) the Maple Leaf offers are opportunistic and not reflective of the fair value of Schneider's shares as, among other things, the Corporation has only recently begun to realize the benefits of its significant facility rationalization and expansion projects and the end of the longest high cost hog cycle in history;

   (2) Schneider's net earnings for its 1997 fiscal year are expected to be significantly greater than its net earnings for fiscal 1996. Schneider's net earnings for its 1998 fiscal year ending October 31, 1998 are forecast by management to be even greater at $ 12.325 million or $ 1.70 per share on a fully- diluted basis, reflecting the Corporation's continued improvement in operating performance;

   (3) the Board of Directors has received an opinion from its financial adviser stating that the consideration offered is inadequate, from a financial point of view, to the holders of common shares and class A shares; and

   (4) the Schneider family, which collectively owns or controls approximately 75% of the common shares and approximately 17% of the class A shares on a fully-diluted basis, has confirmed to the Board that it also considers the Maple Leaf offers to be inadequate and that it has no intention of accepting the offers and tendering any of its shares. Accordingly, the minimum tender condition of the Maple Leaf offers is incapable of satisfaction.

     None of the directors or senior officers of Schneider has accepted or intends to accept the offers.

     Schneider's Board and its financial adviser are actively exploring alternatives to maximize shareholder value. In this connection, the Schneider family has indicated that it might consider accepting a financially more attractive offer for its shares. Discussions with numerous interested parties are underway. Shareholders are advised not to tender shares to the Maple Leaf offers or any other offer until the results of this process have been determined and the Board has had a further opportunity to communicate with shareholders.

     We urge you to read the enclosed material carefully. If you have any questions about the offers, please call one of the individuals named on the last page of the enclosed Directors' Circular.


                                        Sincerely,

                                        /s/ Douglas W. Dodds
                                        --------------------
                                        Douglas W. Dodds
                                        Chairman and Chief Executive Officer
                                        On behalf of the Board of Directors

                               TABLE OF CONTENTS



                                                                                Page
                                                                               -----
SUMMARY ....................................................................     1
SCHNEIDER CORPORATION ......................................................     2
BACKGROUND TO MAPLE LEAF OFFERS AND RESPONSE OF SCHNEIDER ..................     3
REASONS FOR RECOMMENDATION .................................................     4
FINANCIAL FORECAST .........................................................     7
ALTERNATIVES TO THE OFFERS .................................................    11
DIRECTORS AND SENIOR OFFICERS OF SCHNEIDER AND OWNERSHIP OF SECURITIES .....    11
PRINCIPAL HOLDERS OF SECURITIES ............................................    12
INTENTION WITH RESPECT TO THE OFFERS .......................................    12
TRADING IN SECURITIES OF SCHNEIDER .........................................    12
ISSUANCES OF SECURITIES ....................................................    13
OWNERSHIP OF SECURITIES OF THE OFFEROR .....................................    14
RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND SENIOR OFFICERS .........    14
AGREEMENTS BETWEEN SCHNEIDER AND ITS DIRECTORS AND SENIOR OFFICERS .........    14
SHARE OPTION PLAN ..........................................................    15
MATERIAL CHANGES IN THE AFFAIRS OF SCHNEIDER ...............................    15
OTHER INFORMATION ..........................................................    15
STATUTORY RIGHTS ...........................................................    15
APPROVAL OF THE DIRECTORS' CIRCULAR ........................................    15
CONSENTS ...................................................................    16
CERTIFICATE ................................................................    17
SCHEDULE A -- NESBITT BURNS INC. -- INADEQUACY OPINION .....................    A-1

                                    SUMMARY

     The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors' Circular. All capitalized terms in the summary are used with the meanings ascribed to them elsewhere in this Directors' Circular.

Recommendation of the       The Board of Directors unanimously recommends that
 Board of Directors:        the Offers be REJECTED and that Shareholders NOT
                            tender their Shares to the Maple Leaf Offers.
Reasons for
 Recommendation:            The Board of Directors has determined that the Maple
                            Leaf Offers are inadequate, unfair and opportunistic and therefore not in the best interests of Shareholders. In making its recommendation, the Board of Directors carefully considered all aspects of the Maple Leaf Offers and received the benefit of advice from its financial and legal advisers. The
                            Board of Directors identified a number of factors set out under "Reasons for Recommendation", including the following, as being most relevant:

                            (i)   the Maple Leaf Offers are opportunistic and
                                 not reflective of the fair value of the Shares as, among other things, the Corporation has only recently begun to realize the benefits of its significant facility rationalization and expansion projects and the end of the longest high cost hog cycle in history;

                            (ii)  Schneider's net earnings for the 1997 fiscal
                                 year are expected to be significantly greater than its net earnings for fiscal 1996. Schneider's net earnings for its 1998 fiscal year ending October 31, 1998 are forecast to be even greater at $12.325 million or $1.70 per share on a fully-diluted basis, reflecting the Corporation's continued improvement in operating performance;

                            (iii)  the Board of Directors has received an
                                 opinion from its financial adviser stating that the consideration offered is inadequate, from a financial point of view, to Shareholders; and

                            (iv)  the Schneider family, which collectively owns
                                 or controls approximately 75% of the Common
                                 Shares and approximately 17% of the Class A
                                 Shares on a fully-diluted basis, has advised the Board of Directors that it also considers the Maple Leaf Offers to be inadequate and that it has no intention of accepting the Offers and tendering any of its Shares. Accordingly, the "Minimum Condition" of the Maple Leaf Offers is incapable of satisfaction. The tender of Shares to the Maple Leaf Offers will represent little more than the grant to Maple Leaf by Shareholders of an option to acquire such Shares and may reduce the likelihood of a more appropriate transaction.

Alternatives to
 the Offers:                The Board of Directors and its financial and legal
                            advisers are actively exploring alternatives to maximize Shareholder value. The Schneider family has indicated that it might consider accepting a financially more attractive offer for its Shares.
                            Discussions with numerous interested parties are underway. Accordingly, Shareholders are advised not to tender Shares to the Maple Leaf Offers or any other offer until the results of this process have been determined.

Intention with respect to   The Board of Directors has been informed that, as
  the Offers by Directors   of the date of this Directors' Circular, none of the
    and Officers:           directors or senior officers who hold Shares
                            exercisable or convertible into Shares has accepted or intends to accept the Maple Leaf Offers.

                             SCHNEIDER CORPORATION

                              DIRECTORS' CIRCULAR

     This Directors' Circular is issued by the board of directors (the "Board of Directors") of Schneider Corporation ("Schneider" or the "Corporation") in connection with the offers (the "Offers" or the "Maple Leaf Offers") made by SCH Acquisition Inc. (the "Offeror"), a wholly-owned subsidiary of Maple Leaf Foods Inc. ("Maple Leaf"), to purchase all of the common shares (the "Common Shares") and all of the class A non-voting shares (the "Class A Shares") of the Corporation upon the terms and subject to the conditions set forth in the Offers and accompanying circular (together, the "Circular") of the Offeror dated November 14, 1997. All amounts in this Directors' Circular are expressed in Canadian dollars.


                             SCHNEIDER CORPORATION

Overiew

     Schneider Corporation of Kitchener, Ontario is one of Canada's largest producers of premium quality food products. The business was founded in 1890 by John Metz Schneider. Today, the Corporation is publicly owned and has 3,500 employees manufacturing and selling its branded and private label products in the retail and food service markets. These products are sold throughout Canada and the United States, Japan and other foreign markets.

     The Corporation manages its various subsidiaries and joint-ventures through two operating groups -- Consumer Foods and Agribusiness.

     The Consumer Foods group, which is comprised of Schneider's processed meat and baked goods operations, focuses on identifying and meeting the needs of retail and food service customers and consumers. The Corporation produces more than 1,000 products such as ham, sausage, wieners, bacon, luncheon meats and specialty meats for sale through traditional grocery stores, delicatessens and food service establishments. The Corporation has process meat operations in Kitchener, Ontario; Winnipeg, Manitoba; Surrey, British Columbia; and St. Anselme, Quebec. In addition, it participates in the processed meat sector through joint ventures with the Prince Group of Princeville Quebec; Cappola Food of Toronto, Ontario; National Meats of Toronto, Ontario; Johnsonville Sausage of Kohler, Wisconsin; and Luigino's of Duluth, Minnesota.

     The Corporation's baked goods plants in Port Perry, Ontario and St. Anselme, Quebec manufacture products which are sold in Canada and the United States under national brands and private labels. Products include meat pies, butter tarts, tourti eres, pie and tart shells, sausage rolls and quiches.

     The Agribusiness group, which is comprised of Schneider's fresh pork and poultry operations, focuses on identifying and meeting the needs of retail, food service and export customers. The Corporation's plant in Winnipeg, Manitoba produces fresh pork products for sale in Canada, the Pacific Rim, the United States and other international markets.

     The Corporation participates in the poultry sector through major facilities in Hanover, St. Marys and Air, Ontario. Fresh and value-added products in this growing market sector are marketed under the Schneider's brand and private labels for retail and food service customers.


Capital Structure

     The Corporation is authorized to issue 747,254 Common Shares and 10,802,000 Class A Shares. As at November 21, 1997, 738,954 Common Shares were issued and outstanding and 6,105,565 Class A Shares were issued and outstanding. The Common Shares and Class A Shares are referred to collectively as the "Shares". Holders of Common Shares are entitled to one vote in respect of each Common Share held by them at all meetings of the Shareholders. The Class A Shares are "restricted shares", in that they are generally non-voting and vote only in limited circumstances on matters respecting the attributes of the class itself or in relation to the Common Shares where class approval is specifically required under the Business Corporation Act (Ontario). The holders of Common Shares and the holders of Class A Shares are referred to collectively as the "Shareholders".

     If an Exclusionary Offer (as defined below) is made, each outstanding Class A Share shall be convertible into one Common Share at the option of the holder during the period commencing on the eighth day after the date of the Exclusionary Offer and terminating on the last day upon which holders of Common Shares may accept the Exclusionary Offer. An election by a holder of a Class A Share to exercise this conversion right shall be deemed to also constitute irrevocable elections by such holder to deposit the Common Shares resulting from such conversion ("Converted Shares") pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the Converted Shares from the Exclusionary

Offer) and to exercise the right to reconvert any such Converted Shares in respect of which such holder exercises his, her or its right of withdrawal, or which are otherwise not take up under the Exclusionary Offer, into Class A Shares.

     An Exclusionary Offer means an offer to purchase Common Shares that (i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all holders of Common Shares who are in a province of Canada to which the requirement applies; and (ii) is not made concurrently with an offer to purchase Class A Shares that is identical to the offer to purchase Common Shares in terms of price per share and percentage of outstanding shares to be taken up, exclusive of shares owned immediately prior to the offer to purchase by the offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for Shares tendered if no Shares are tendered pursuant to the offer to purchase Common Shares. The Offer to acquire the Common Shares made by the Offeror is not an Exclusionary Offer.

     The conversion right referred to above is deemed not to come into effect if, prior to the time the Exclusionary Offer is made or, if the Exclusionary Offer has been made, within seven days of the date of the Exclusionary Offer, there is delivered to the transfer agent and the Secretary of the Corporation a certificate or certificates signed by o on behalf of one or more Shareholders owning, in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Common Shares, exclusive of Common Shares owned immediately prior to the Exclusionary Offer by the offeror, confirming
(a) such ownership of Common Shares, and (b) that each such Shareholder shall not (i) accept the Exclusionary Offer, (ii) shall not make or is not making any Exclusionary Offer, (iii) is not an associate or affiliate of, or acting jointly or in concert with, any person or company that makes or that has made any Exclusionary Offer, and (iv) shall not transfer any Common Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding.


           BACKGROUND TO MAPLE LEAF OFFERS AND RESPONSE OF SCHNEIDER

Background

     On September 16, 1997, Mr. Douglas Dodds, Chairman and Chief Executive Officer of Schneider, accepted the invitation of and met with Messrs. McCain and Muir, the Chairman and the Executive Vice- President and Chief Financial Officer, respectively, of Maple Leaf. At this meeting, Messrs. McCain and Muir informed Mr. Dodds that Maple Leaf had an interest in acquiring the Corporation and enquired as to whether Mr. Dodds believed that the Schneider family, which collectively beneficially owns or controls approximately 75% of the Common Shares and approximately 17% of the Class A Shares on a fully-diluted basis and without whose support the proposal could not proceed, would consider such a transaction. Mr. Dodds advised Messrs. McCain and Muir that, while he did not believe that the Schneider family would be amenable to such a transaction, he would nevertheless discuss the proposal with the Schneider family.

     On October 29, 1997, Mr. Dodds met with the Schneider family to discuss Maple Leaf's expression of interest. At this meeting, the Schneider family advised Mr. Dodds that it was not then in a position to consider any control transaction involving the Corporation. Mr. Dodds advised Mr. McCain of the outcome of his meeting with the Schneider family the following day.

     On November 5, 1997, Maple Leaf announced its intention to make the Offers. In its press release, Maple Leaf stated that the Offers would, in addition to customary conditions, contain a condition that none of the resolutions to have been proposed at the special meeting of Shareholders (the "Special Meeting") to be held on November 14, 1997 be approved. On November 6, 1997, the Board of Directors formed a special committee of directors (the "Special Committee") comprised of Messrs. Morash, Pearson, Ruby, Simmons and Sloan (none of whom is an officer or employee of the Corporation or a member of or otherwise related to the Schneider family) to consider, if and when received from Maple Leaf, the Offers and to report thereon to the Board of Directors. Shortly thereafter, the Special Committee retained Goodman Phillips & Vineberg as its independent legal counsel and requested, with the consent of management, that Goodman Phillips & Vineberg also act as special counsel to the Corporation in connection with the Maple Leaf proposal.

     On November 13, 1997, the Board of Directors determined that, on the basis of proxies received, certain of the resolutions to have been proposed at the Special Meeting would have been approved and the conditions of the Maple Leaf Offers could not have been satisfied. Although no formal offer had then been made by Maple Leaf, the Board of Directors resolved to cancel the Special Meeting in order to give Shareholders the opportunity to assess any offers that might be forthcoming from Maple Leaf, unencumbered by the results of what was to have been a routine meeting.

     On November 17, 1997, Schneider issued a press release announcing that it had been advised that Maple Leaf had mailed the Offers late on Friday, November 14, 1997 and that the Special Committee had engaged Nesbitt Burns Inc. ("Nesbitt Burns") as its independent financial adviser. Prior to finalizing this engagement, the Special Committee satisfied itself as to the independence and qualifications of Nesbitt Burns. The Special Committee instructed Nesbitt Burns to pursue value maximizing alternatives to the Maple Leaf Offers. Since that day, the Corporation and Nesbitt Burns have held discussions with several interested parties in respect of alternative transactions. See "Alternatives to the Offers".

     On November 21, 1997, the Special Committee and the full Board of Directors undertook a detailed review of the terms of the Offers with their financial and legal advisers. At that meeting, Nesbitt Burns reported, among other things, that discussions were being held with potential purchasers who, after executing confidentiality agreements, would be granted access to Schneider's data rooms to permit them to assess alternative transactions that could maximize value for all Shareholders. Nesbitt Burns also made a detailed presentation as to its assessment of the adequacy of the Offers, from a financial point of view, to Shareholders. The Special Committee, on behalf of the Board of Directors, instructed Nesbitt Burns to complete its assessment and to be in a position to deliver its formal opinion with respect to the Offers at the next meeting of the Board of Directors.

     On November 23, 1997, a further meeting of the Board of Directors was convened. At that meeting, Nesbitt Burns delivered to the Board of Directors its opinion (which had in first instance been prepared for the Special Committee) that the consideration offered under the Offers is inadequate, from a financial point of view, to Shareholders. A copy of Nesbitt Burns' opinion is attached as Schedule "A" to this Directors' Circular. Also at this meeting, the Schneider family confirmed to the Board of Directors that it also considered the Maple Leaf Offers to be inadequate and that it had no intention of accepting the Offers and tendering its Shares. The Schneider family also advised the Board of Directors that it might consider accepting a financially more attractive offer for its Shares


Board Recommendation

     On November 23, 1997, Nesbitt Burns presented to the Special Committee its conclusion that the consideration offered under the Offers is inadequate, from a financial point of view, to Shareholders. On the basis of that opinion and other factors described below, the Special Committee reported to the Board of Directors that it had unanimously concluded that the Maple Leaf Offers are inadequate, unfair and opportunistic, and that the Board of Directors should recommend that Shareholders reject the Offers and not tender their Shares to the Offers. The Board of Directors unanimously adopted the report and recommendations of the Special Committee and requested that the written opinion of Nesbitt Burns be addressed to the full Board of Directors.







                             REJECTION RECOMMENDED

         The Board of Directors of Schneider has unanimously determined that the Maple Leaf Offers are inadequate, unfair and opportunistic and therefore not in the best interests of Shareholders. The Board of Directors recommends that the Offers be REJECTED and that Shareholders NOT tender their Shares to the Offers.

                          REASONS FOR RECOMMENDATION

     The Board of Directors has carefully considered the Maple Leaf Offers and received the benefit of advice from its financial and legal advisers. In unanimously concluding that the Maple Leaf Offers are inadequate, unfair and opportunistic and not in the best interests of Shareholders, the Board of Directors identified a number of factors as being most relevant, including the following:


Maple Leaf Offers Opportunistic and Not Reflective of the Value of Schneider

     The Maple Leaf Offers are opportunistic and not reflective of the underlying fundamental value of the Corporation and do not recognize the benefits to Schneider of the $52 million in capital expenditures incurred over the past two years, for the following reasons:

 (a) Fresh Pork Initiatives. Schneider's Agribusiness group completed commissioning its technologically advanced hog processing facility in Winnipeg, Manitoba in June, 1997. This phase of the project, which has cost Schneider approximately $25 million over the past two years, will operate at 25,000 hogs per week during fiscal 1998. When phase two of this initiative is completed, it will be one of the most modern facilities of its kind in the world and will increase the Corporation's processing capacity in Manitoba to approximately 50,000 hogs per week. A significant portion of the value-added fresh pork products produced in this facility are destined for the Pactfic Rim, the United States and other international markets.

 (b) Fleetwood Expansion -- New Western Distribution Facility. The
     Corporation also completed construction of a modern distribution centre in Coquitlam, British Columbia in April, 1997. By transferring distribution functions from its Fleetwood facility in Surrey, British Columbia to its new Coquitlam facility, the Corporation is able to double production space at the Fleetwood facility which had been at capacity for the past two years. The benefits of this project to Schneider in terms of earnings only recently commenced in the Corporation's fourth quarter of fiscal 1997.

 (c) Increased Bacon Production Capacity. In September, 1997, the
     Corporation, through its joint-venture with the Prince Group, completed a major expansion of its Drummondville facility in Quebec, doubling its bacon production capacity. The Prince Group is currently one of the largest and most efficient bacon producers in North America. The benefits of this project to the Corporation in terms of earnings also commenced only in the Corporation's fourth quarter of fiscal 1997.

 (d) Italian Deli Line Expansion. During fiscal 1997, the Corporation
     (through its joint-venture with Cappola Food of Toronto), doubled capacity of Cappola's existing product lines and acquired and outfitted a new facility in North York, Ontario, increasing Cappola's offerings to include a full line of high quality Italian specialty meats. The benefits to the Corporation of this project in terms of earnings will commence in fiscal 1998.

 (e) Discontinuation of Pork Slaughter & Cut Operations. The Corporation experienced a one time $12 million pre-tax charge in fiscal 1996 as a result of the discontinuance of its pork slaughter and cut operations in Kitchener, Ontario. Since its discontinuance, the Corporation has focused on restructuring and increasing the efficiency of this facility which is resulting in substantial cost savings to the Corporation.

 (f) Longest High Cost Hog Cycle in History. During the Corporation's fourth quarter of fiscal 1997, the longest high cost hog cycle in history began to diminish. During this cycle, Schneider experienced substantial cut-out losses in its pork operations and high raw material costs on processed products using pork as a primary ingredient. Live hog prices have fallen approximately 16% in the Corporation's fourth quarter of fiscal 1997, resulting in an increase in the Corporation's gross margin. These improvements are expected to continue in fiscal 1998.

 (g) Offers Do Not Reflect Synergies. In its Circular, the Offeror states that it believes that the combination of Schneider and Maple Leaf will permit the creation of a world-class competitive Canadian owned meat products business. The Board of Directors also believes that the combination of the Corporation with Maple Leaf or other strategic partners will result in significant synergistic benefits which should be reflected in the consideration offered to Shareholders in connection with any such transaction. The consideration offered under the Offers does not reflect, and deprives Shareholders of any benefit of, these synergies.

     The Board of Directors believes that the enhanced value of the Shares resulting from the opportunity available to a party acquiring control of Schneider to realize the benefits of the foregoing should be recognized in any offer for the Shares. The Board of Directors has included the Financial Forecast herein to emphasize the inadequacy, unfairness and opportunistic nature of the Offers. See "Financial Forecast".


Opportunistic Timing and Effect of Mail Service Interruption

     Securities laws require that an offer be open for acceptance for a period of at least 21 days. It has generally been recognized, and the Board of Directors is concerned, that the minimum 21 day period is not sufficient to permit alternative transactions that might enhance Shareholder value. The Maple Leaf Offers are open only for the minimum time period required by law. Moreover, by mailing the Offers late in the evening on Friday, November 14, 1997 and by not making any public announcement of its mailing of the Maple Leaf Offers until Monday, November 17, 1997 (at which time Maple Leaf filed its Circular with the applicable securities regulators), the Maple Leaf Offers are effectively open for consideration by Shareholders for only 19 days (which includes the U.S. Thanksgiving holiday). Moreover, less than three business days after the mailing of the Offers, postal service in Canada was indefinitely interrupted as a result of a labour dispute between Canada Post and unions representing the employees of Canada Post, decreasing the likelihood that Shareholders will have a sufficient period to consider the Maple Leaf Offers.

Opinion of Financial Adviser

     The Board of Directors has received an opinion letter dated November 23, 1997 from Nesbitt Burns stating that, in its opinion, the consideration offered pursuant to the Maple Leaf Offers is inadequate, from a financial point of view, to Shareholders. A copy of Nesbitt Burns' opinion is attached as Schedule "A" to this Directors' Circular. The Board of Directors has adopted the opinion of Nesbitt Burns as one of the reasons for its rejection of the Maple Leaf Offers.


Maple Leaf Offers Highly Conditional and Not Possible of Satisfaction

     The Board of Directors believes that the Offers are highly conditional. The Maple Leaf Offers contain 10 conditions, any of which, if not satisfied or waived (as a result of action or inaction on the part of the Offeror of otherwise), would permit the Offeror to terminate the Offers regardless of the circumstances giving rise thereto. Several of these conditions are so broad that the Offeror could terminate the Maple Leaf Offers virtually at will, without any obligation to purchase Shares. Moreover, the Schneider family, which collectively beneficially owns or controls approximately 75% of the Common Shares and approximately 17% of the Class A Shares on a fully-diluted basis, has advised the Board of Directors that it considers the Maple Leaf Offers to be inadequate and that it has no intention of accepting the Offers and tendering its Shares to the Offers. Accordingly, the "Minimum Condition" of the Offers, that there be validly deposited under the Offers and not withdrawn such number of Class A Shares and Common Shares that represents at least
66 2/3% of each such class on a diluted basis, is incapable of satisfaction. The tender of Shares to the Maple Leaf Offers will represent little more than the grant to Maple Leaf by Shareholders of an option to acquire such Shares and may reduce the likelihood of a more appropriate transaction.


Deficient Disclosure

     The Board of Directors is concerned that the Offeror's Circular has failed to disclose certain information that is of significant importance to Shareholders, thereby making it difficult for Shareholders to make an informed decision with respect to the Maple Leaf Offers.

     Securities laws require an offeror to disclose the particulars of any plans or proposals of the offeror for material changes in the affairs of the offeree issuer. The Offeror does not explain in its Circular any plans in respect of any changes in Schneider's assets, business strategies or personnel following the acquisition of the Common Shares and Class A Shares pursuant to the Offers. While the Offeror does believe that the combination of Schneider and Maple Leaf will permit the creation of a world-class competitive Canadian owned meat products business, the Offeror has not disclosed the synergistic benefits from the proposed combination or the value of these benefits.

     In its Circular, the Offeror states that if it takes up and pays for Shares validly deposited under the Offers, and the statutory right of acquisition is not available to the Offeror in respect of Shares not tendered to the Offers or if the Offeror elects not to pursue such right, the Offeror intends to pursue other means of acquiring, directly or indirectly, all of the issued and outstanding Shares in accordance with applicable law, including a going private transaction. The Offeror does not state its plans for Schneider in the event that the Offeror is unable to exercise the statutory right of acquisition or to effect a going private transaction. Similarly, while the Offeror states in its Circular that it intends that the consideration offered in any going private transaction proposed subsequent to the Offers would be identical to the consideration offered under the Offers and, accordingly, that a simple majority of the votes cast by "minority" shareholders would have to be obtained, the Offeror omits to state that in the event that relief from the requirement to prepare a valuation of the affected securities under Ontario Securities Commission Policy 9.1 and Policy Q-27 of the Commission des valeurs mobiliere du Quebec is not obtained, the proportion of votes to be included in the minority approval is two-thirds unless the amount payable is greater than the amount per Share or the simple average of the high and low ends of the range of per Share values arrived at by the formal valuation.

                              FINANCIAL FORECAST

     The forecast of the Corporation is based upon the operating financial plan for Schneider's 1998 fiscal year prepared by management of the Corporation in accordance with the normal business planning cycle. The forecast, which has been adjusted to reflect the estimated cost of responding to the Maple Leaf Offers, was reviewed and approved by the Board of Directors on November 23, 1997. The forecast has been prepared based on assumptions which reflect the Corporation's planned courses of action for the periods covered given management's judgment as at November 20,1997, as to the most probable set of economic conditions. The forecast will be compared with the reported results for the forecast periods and any significant differences will be disclosed.

     The reader is cautioned that some of the assumptions used in the preparation of the forecast, although considered reasonable by the Corporation at the time of preparation, may prove to be incorrect. The actual results achieved for the forecast period will vary from the forecast and the variations may be material.


Auditors' Report on Financial Forecast

To the Directors of
 SCHNEIDER CORPORATION

     The accompanying forecast of Schneider Corporation consisting of a consolidated statement of earnings for the year ending October 31, 1998 has been prepared by management using assumptions with an effective date of November 20, 1997. We have examined the support provided by management for the assumptions, and the preparation and presentation of this forecast. Our examination was made in accordance with the applicable Auditing Guideline issued by The Canadian Institute of Chartered Accountants. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

In our opinion:

  o As at the date of this report, the assumptions developed by management are suitably supported and consistent with the plans of the Corporation, and provide a reasonable basis for the forecast;

  o This forecast reflects such assumptions; and

  o This forecast complies with the presentation and disclosure standards for forecasts established by The Canadian Institute of Chartered Accountants.

     Since this forecast is based on assumptions regarding future events, actual results will vary from the information presented and the variations may be material. Accordingly, we express no opinion as to whether this forecast will be achieved.




Waterloo, Canada                                         KPMG
November 23, 1997                                        Chartered Accountants

                             SCHNEIDER CORPORATION


                  FORECAST CONSOLIDATED STATEMENT OF EARNINGS


                (thousands of dollars except per share amounts)



                                                                           Year ending
                                                                         October 31, 1998
                                                                        -----------------
Net Sales ...........................................................       $ 926,014
Costs and Expenses
Cost of sales, selling & administration expenses ....................         878,743
Depreciation and amortization .......................................          16,220
Interest expense ....................................................           8,946
                                                                            ---------
                                                                            $ 903,909
                                                                            ---------
Earnings before the Undernoted ......................................       $  22,105
Unusual item (note 2) ...............................................           1,000
                                                                            ---------
Earnings before Income Tax ..........................................       $  21,105
                                                                            ---------
Income taxes ........................................................           8,780
                                                                            ---------
Net Earnings ........................................................       $  12,325
                                                                            =========
Earnings per Common Share and Class A Share (basic) .................       $    1.80
                                                                            =========
Earnings per Common Share and Class A Share (fully-diluted) .........       $    1.70
                                                                            =========

                             SCHNEIDER CORPORATION

                  Summary of Significant Forecast Assumptions
                         Year ending October 31, 1998

     This forecast has been prepared as at November 20,1997 on the basis of the following assumptions prepared by management of Schneider Corporation (the "Corporation"). The forecast has been prepared using assumptions that reflect management's judgment as to the most probable set of economic conditions and the Corporation's planned courses of action, based on information existing at the date the forecast was prepared. However, unanticipated events and circumstances may occur, therefore, the actual results achieved during the forecast period will vary from the forecasted results and the variations may be material. The forecast will be reviewed and compared with actual results by management and, if necessary, updated in any financial statements to be sent to shareholders.

1. The forecast consolidated statement of earnings has been prepared using the following major assumptions:

 (i) Sales have been forecast on a product category basis with reference to historical results, environmental factors, competitor information and Corporation initiatives. Sales are forecast to increase, expressed in thousands of dollars and volume, for the year ending October 31,1998 from the year ended October 25, 1997 approximately as follows:



                                Volume   Dollars
                               -------- --------
      Consumer Foods ..........   14%        9%
      Agribusiness ............   34%       24%

      Increases in Consumer Foods sales are expected to be achieved through increased marketing expenditures, expansion into new markets and the launch of new products. Agribusiness sales in 1997 reflect the closure of the Kitchener pork operation in February, 1997 and 1998 sales reflect the opening of the world class Winnipeg plant in September, 1997.

(ii) Cost of products sold has been forecast on a product category basis with reference to historical data, environmental factors and expected increases or decreases in costs, negotiated prices where applicable, and reflecting anticipated actions to improve efficiency.

(iii) Selling, marketing, distribution and administration expenses have been forecast on a specific item basis with reference to historical data and expected increases or decreases in costs, reflecting anticipated actions and including inflationary factors.

(iv) Earnings from operations are forecast to be substantially improved in 1998 reflecting the benefits of facility rationalization in 1997, the capital expenditure program of $52 million over the past two years and the end of the longest high cost hog cycle in history.

 (v)   Raw material cost assumptions are as follows:
     o Hog prices for 1998 will moderate from 1997 average costs by 14%.
     o Pork raw material costs, including primal cuts, will decline by 12% below 1997 levels.
     o Beef raw materials will increase by 10% from 1997 levels.
     o The poultry processing industry will be capable of matching broiler production to market demand for poultry products; therefore, poultry prices will be stable for 1998.

(vi) Depreciation and amortization have been forecast based on rates consistent with those previously used after taking into consideration $5 million of capital additions planned. The forecast assumes the Corporation will not acquire or divest any businesses during the year.

(vii)  The interest expense is based on forecast borrowings during the year.

(viii) The provision for income taxes is based on forecast income before income taxes and has been calculated at a rate of 41.6%.

(ix) Earnings per share have been calculated using a weighted average number of shares outstanding of 6,844,519 (7,389,619 on a fully-diluted basis).

2. On November 14, 1997, Maple Leaf Foods Inc. made an unsolicited bid for 100% of the shares of the Corporation. The Corporation has undertaken a process to evaluate this bid and ensure shareholder value is maximized. It is estimated that a minimum $1 million in costs will be incurred in this process.

3. This forecast has been prepared using generally accepted accounting principles and reflect the following accounting policies:

Principles of consolidation

     The consolidated financial statements include the accounts of the Corporation, subsidiaries and 50% owned joint-ventures. Interests in joint-ventures are accounted for using the proportionate consolidation method to consolidate the Corporation's share of the joint-ventures' assets, liabilities, revenues and expenses.


Inventories

     Products are valued at the lower of cost and net realizable value. Cost includes laid down material cost, manufacturing labour and certain elements of overhead to the stage of production completion. Net realizable value is based on the adjusted wholesale trading price at the balance sheet date.

     Certain raw materials and supplies, which include packaging, maintenance and manufacturing materials, are valued at the lower of cost and replacement cost.


Property, plant and equipment

     Property, plant and equipment are recorded at cost, which includes capitalized interest incurred on major projects during the period of construction. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows: Buildings -- 2.5% to 10%; Machinery & Equipment -- 10% to 20%.


Other assets

     Production licenses and rights and intangible assets are being amortized on a straight-line basis over their estimated lives. Intangible assets include the excess cost of shares over assigned values of net assets acquired. The carrying cost of goodwill is regularly evaluated for impairment based on the undiscounted cash flows from operations of the related business. Any permanent impairment in the value of the goodwill is written off against earnings.


Derivative financial instruments

     The Corporation uses derivative financial instruments to manage its exposure to interest rate fluctuations. These financial instruments are accounted for on an accrual basis. Net payments on interest rate instruments are included in income as part of interest expense.


Pensions

     Pension obligations are determined by independent actuarial valuation using the projected benefit method and based on management's best estimates. Pension costs related to current service are charged to earnings as services are rendered, and past service costs, as well as variations between plan experience and the actuarial estimates, are amortized over the expected average remaining service life of each employee group.

     The Corporation provides retirement benefits for most employees under several defined benefit and defined contribution plans. The comparison of defined benefit obligations with assets of the pension plans as at October 26, 1997 is as follows:



Pension plan assets at market value .........................    $248,696,000
Estimated present value of pension plan obligations .........     199,047,000


Post employment benefits

     The Corporation has post employment benefit plans that provide defined health and dental benefits for retirees and eligible dependents. The Corporation expenses post employment benefit costs, other than pension, as incurred.

                          ALTERNATIVES TO THE OFFERS

     The Board of Directors is committed to maximizing Shareholder value. In this connection, the Corporation and Nesbitt Burns have held discussions with several interested parties concerning possible transactions which would result in Shareholders receiving greater value for their Shares than under the Maple Leaf Offers. The Board of Directors and Nesbitt Burns are actively exploring alternatives to maximize Shareholder value. The Schneider family, which collectively beneficially owns or controls approximately 75% of the Common Shares and approximately 17% of the Class A Shares on a fully-diluted basis, has advised the Board of Directors that it might consider accepting a financially more attractive offer for its Shares. The Board of Directors is concerned, however, that the 19 days provided by the Maple Leaf Offers is insufficient to properly explore value maximizing alternatives for Shareholders.

     To ensure that any information provided to interested parties cannot be used in a manner which would be detrimental to the Corporation or Shareholders, a party will not be provided with documentation until such party executes a suitable confidentiality agreement. Confidentiality agreements have been signed by or are being negotiated with a number of interested parties. Shareholders are advised not to tender Shares to the Maple Leaf Offers or any other offer until the results of the process initiated by the Board of Directors and Nesbitt Burns have been determined.

     The Board of Directors intends to provide Shareholders with information about alternative transactions on a timely basis to enable Shareholders to make appropriate and informed decisions.


    DIRECTORS AND SENIOR OFFICERS OF SCHNEIDER AND OWNERSHIP OF SECURITIES

     The following table sets out the names and positions with the Corporation of all directors and senior officers of the Corporation and the number of Shares owned, directly or indirectly, or over which control or direction is exercised by each such director and senior officer and, where known after reasonable enquiry, by their respective associates.



                                                                               Shares of the Corporation Beneficially
                                                                                  Owned Directly or Indirectly (1)
                                                                     ----------------------------------------------------------
             Name               Position(s) with Schneider            Common Shares        %        Class A Shares        %
-----------------------------   ----------------------------------   ---------------   ---------   ----------------   ---------
Douglas W. Dodds ............   Director, Chairman and Chief              13,750           1.86         23,350            0.38
                                Executive Officer
Anne C. Fontan ..............   Director, Director of Logistics,           4,783           0.65          8,234            0.14
                                J.M. Schneider Inc.
Gerald A. Hooper ............   Director, Vice President and               8,200           1.11         10,000            0.16
                                Chief Financial Officer
Frederick D. Morash .........   Director                                     100           0.01             --             --
Larry J. Pearson ............   Director                                      --            --              --             --
Brian J. Ruby ...............   Director                                     200           0.03             --             --
Eric N. Schneider ...........   Director, Vice President,                 24,934           3.37            700            0.01
                                Secretary and General Counsel
Ronald J. Simmons ...........   Director                                      --            --              --             --
Hugh W. Sloan ...............   Director                                     100           0.01             --             --
Teresa H. Fortney ...........   Treasurer                                     --            --              --             --
John E. Lauer ...............   President, Agribusiness                      200           0.03          9,780            0.14
                                J.M. Schneider, Inc.
Paul E. Lang ................   President, Consumer Foods                     --            --          13,090            0.21
                                J.M. Schneider Inc

---------
(1) The information as to Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation has been furnished by the respective directors and senior officers.

See also "Issuances of Securities -- Option Grants".

                        PRINCIPAL HOLDERS OF SECURITIES

     No person or company is acting jointly or in concert with the Corporation. To the knowledge of the directors and senior officers of the Corporation, based solely on information disclosed in insider reports filed with securities regulatory authorities, no person or company baneficially owns or exercises control or direction over in excess of 10% of the Common Shares other than as set forth below (the "Principal Common Shareholders") or the Class A Shares other than as set forth below:



                                    Number and Class of Shares         Percentage of Shares
                                 -------------------------------- -------------------------------
Name                              Common Shares   Class A Shares   Common Shares   Class A Shares
-------------------------------- --------------- ---------------- --------------- ---------------
Frederick P. Schneider .........     215,012         346,856             29.1            5.68
Betty L. Schneider .............     121,348         308,912             16.4            5.06
Herbert J. Schneider ...........     102,230         141,530             13.8            2.32
Jean M. Hawkings ...............      82,500         227,070             11.2            3.72
Royal Mutual Funds Inc .........          --         935,200              --            15.32

                     INTENTION WITH RESPECT TO THE OFFERS

     Each of the directors and senior officers of the Corporation set out above has indicated that he or she does not intend to accept the Maple Leaf Offers. To the knowledge of the directors and senior officers of the Corporation, after reasonable enquiry, no director or senior officer of the Corporation or any associate of them who own Shares has accepted or indicated an intention to accept the Maple Leaf Offers. The Schneider family, including the Principal Common Shareholders, which collectively baneficially owns or controls approximately 75% of the Common Shares and approximately 17% of the Class A Shares on a fully-diluted basis, has confirmed to the Board of Directors that it considers the Maple Leaf Offers to be inadequate and that it has no intention of accepting the Offers and tendering its Shares. The directors and senior officers of the Corporation have no knowledge as to whether Royal Mutual Funds Inc. intends to accept the Maple Leaf Offers.

                      TRADING IN SECURITIES OF SCHNEIDER

     During the six months preceding the date of the Maple Leaf Offers, none of the Corporation, the directors and senior officers of the Corporation nor, to the knowledge of the directors and senior officers of the Corporation after reasonable inquiry, any of their respective associates, has traded any securities or rights to acquire securities of the Corporation except for the trades listed under "Issuances of Securities", a private placement by the Corporation of 500,000 Class A Shares on September 30, 1997 to the Corporation's pension plan at $13.05 per share and the following purchases by the Corporation in connection with its normal course issuer bid:



                                        Number of Shares
                               -----------------------------------
Date of Trade                   Class A Shares     Price For Share
----------------------------   ----------------   ----------------
April 28, 1997 .............           200            $ 11.30
May 12, 1997 ...............           600            $ 11.30
September 29, 1997 .........           200            $ 13.60
October 2, 1997 ............           200            $ 13.60
October 3, 1997 ............           200            $ 13.50
October 10, 1997 ...........           200            $ 13.50
October 14, 1997 ...........         1,100            $ 13.40
October 20, 1997 ...........         2,800            $ 13.30
October 20, 1997 ...........           700            $ 13.25
October 27, 1997 ...........           200            $ 13.30
October 27, 1997 ...........           400            $ 13.25
October 27, 1997 ...........           200            $ 13.20
October27, 1997 ............           400            $ 13.00
October 27, 1997 ...........           200            $ 12.95
October 27, 1997 ...........           200            $ 12.90
October 27, 1997 ...........           300            $ 12.80
October 27, 1997 ...........           300            $ 12.75

     The directors and senior officers of the Corporation have no knowledge of any trades during the six months preceding the Maple Leaf Offers by the Principal Common Shareholders or Royal Mutual Funds Inc. in securities or rights to acquire securities of the Corporation.

     No director or senior officer of the Corporation intends to purchase securities of the Corporation before the expire of the Maple Leaf Offers nor knows of the existence of such an intention on the part of any other person.

                            ISSUANCES OF SECURITIES

     No Shares, or securities convertible into either Common Shares or Class A Shares, have been issued to the directors or senior officers of the Corporation during the two years preceding the date of this Directors' Circular, other than the options to purchase Class A Shares granted under the Key Employees and Directors Long Term Incentive Stock Option Plan indicated below:

Option Grants



                               Number of Options
Grantee                           Granted (1)          Date of Grant       Exercise Price        Expiry Date
---------------------------   ------------------   --------------------   ----------------   ------------------
Douglas W. Dodds ..........         42,300         November 1, 1992           $ 14.75        October 15, 2002
                                    30,000         September 14, 1994         $ 12.75        September 8, 2004
                                    30,000         October 21, 1994           $ 13.50        October 20, 2004
                                    30,000         November 1, 1995           $ 13.75        October 25, 2005
                                    75,000         November 1, 1996           $ 10.50        October 23, 2006
Gerald A. Hooper ..........         17,700         November l, 1992           $ 14.75        October l5, 2002
                                    10,000         September 14, 1994         $ 12.75        September 8, 2004
                                    10,000         October 21, 1994           $ 13.50        October 20, 2004
                                    10,000         November 1, 1995           $ 13.75        October 25, 2005
                                    25,000         November 1, 1996           $ 10.50        October 23, 2006
Paul E. Lang ..............          9,000         November 1, 1992           $ 14.75        October 15, 2002
                                     7,500         September 14, 1994         $ 12.75        September 8, 2004
                                     7,500         October 21, 1994           $ 13.50        October 20, 2004
                                    10,000         November 1, 1995           $ 13.75        October 25, 2005
                                    25,000         November 1, 1996           $ 10.50        October 23, 2006
John E. Lauer .............          9,300         November 1, 1992           $ 14.75        October 15, 2002
                                     7,500         September 14, 1994         $ 12.75        September 8, 2004
                                     7,500         October 21, 1994           $ 13.50        October 20, 2005
                                    10,000         November l, 1995           $ 13.75        October 25, 2005
                                    25,000         November 1, 1996           $ 10.50        October 23, 2006
Eric N. Schneider .........          7,800         November 1, 1992           $ 14.75        October 15, 2002
                                     5,000         September 14, 1994         $ 12.75        September 8, 2004
                                     5,000         October 21, 1994           $ 13.50        October 20, 2004
                                     5,000         November 1, 1995           $ 13.75        October 25, 2005
                                    15,000         November 1, 1996           $ 10.50        October 23, 2006
Anne C. Fontana ...........          1,500         November 1, 1992           $ 14.75        October 15, 2002
                                     2,500         November 1, 1995           $ 13.75        October 25, 2005
                                     2,000         November 1, 1996           $ 10.50        October 23, 2006
Teresa H. Fortney .........          2,500         November 1, 1995           $ 13.75        October 25, 2005
                                     2,000         November 1, 1996           $ 10.50        October 23, 2006

---------
(1) Each option entitles the holder to acquire one Class A Share of Schneider. For a description of certain amendments to the Key Employees and Directors Long Term Incentive Stock Option Plan see "Share Option Plan".


                    OWNERSHIP OF SECURITIES OF THE OFFEROR

     None of the Corporation, the directors and senior officers of the Corporation and, to the knowledge of the directors and senior officers, after reasonable inquiry, none of the associates of these directors and senior officers and none of the Principal Common Shareholders, owns, directly or indirectly, or exercises control or direction over, securities of the Offeror. The directors and senior officers of t ho Corporation have no knowledge as to whether Royal Mutual Funds Inc. owns, directly or indirectly, or exercises control or direction over, securities of the Offeror.

      RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND SENIOR OFFICERS

     No contracts, arrangements or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of the Corporation remaining or retiring from office if the Maple Leaf Offers is successful) have been made or proposed to be made between the Offeror and any of the directors or senior officers of the Corporation. None of the directors or senior officers of the Corporation are also directors or senior officers of the Offeror or any subsidiary of the Offeror. None of the directors and senior officers of the Corporation and, to the knowledge of the directors and senior officers of the Corporation, none of their respective associates and none of the Principal Common Shareholders, has any interest in any material contract to which the Offeror is a party. The directors and senior officers of the Corporation have no knowledge as to whether Royal Mutual Funds Inc. has any interest in any material contract to which the Offeror is a party.



      AGREEMENTS BETWEEN SCHNEIDER AND ITS DIRECTORS AND SENIOR OFFICERS

     Except as set forth below, there is no arrangement or agreement made or proposed to be made between the Corporation and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to the remaining in or retiring from office if the Maple Leaf Offers are successful.

     Each of Douglas W. Dodds, Gerald A. Hooper, Paul E. Lang, John E. Lauer and Eric N. Schneider (the "Executives") has an agreement in respect of his employment with the Corporation and its affiliates. The salaries payable under the employment agreements are determined following annual reviews by the Compensation and Human Resources Committee of the Board of Directors. These employment agreements contain restrictions on employment of the employees in competition with the Corporation for a period of time after the termination of their employment which varies from 24 months to 30 months. The employment agreements also provide for life insurance, health, pension and other benefits. If the employment of the Executives, other than Mr. Dodds, is terminated by the Corporation without just cause, the Corporation is required to pay the Executive from 24 to 30 months remuneration in lieu of notice of termination. If Mr. Dodds' employment is terminated by the Corporation without just cause, the Corporation is required to pay him 30 to 36 months remuneration in lieu of notice of termination. In the event of a change of control, Mr. Dodds may elect to resign and receive 30 months remuneration.

     On November 14, 1997, in order to ensure that the Executives would not be distracted from the business of the Corporation and would continue to act in the best interests of the Corporation and Shareholders in the circumstances of the Maple Leaf Offers, the Board of Directors approved the entering into of employment amending agreements with the Executives. Pursuant to these amending agreements, each of the Executives (other than Mr. Dodds) would be entitled to resign his employment within a one year period immediately following a change of control upon three months' notice. Such Executives would be entitled, upon such resignation, to receive 24 months remuneMtion in the case of Messrs. Hooper and Schneider and 18 months remuneration in the case of Messrs. Lang and Lauer.


                               SHARE OPTION PLAN

     The Key Employees and Directors Long Term Incentive Stock Option Plan (the "Plan") of the Corporation has been amended, subject to regulatory and Shareholder approval, to provide that (i) all vesting requirements be accelerated such that all of the options granted under the Plan are contingently currently exercisable; and (ii) holders of options shall be permitted to contingently exercise their options and to tender the Class A Shares issuable upon such exercise to a take-over bid made for the Class A Shares. The mechanism for contingent exercise of options provides that if the Class A Shares so deposited are taken up under the relevant take-over bid, the optionholder will be deemed to have exercised the related options immediately before expiry of the take up period. The proceeds will be directed to the Corporation's transfer agent or other specified intermediary, which will pay the exercise price of the exercised options to the Corporation and remit the balance to the optionholder.


                  MATERIAL CHANGES IN THE AFFAIRS OF SCHNEIDER

     Except as otherwise described or referred to in this Directors' Circular, no other information is known to the directors or senior officers of Schneider that indicates any material change in the affairs or prospects of Schneider since August 2, 1997, the date of the Corporation's most recent interim financial statements.

                               OTHER INFORMATION

Financial Advisor

     Nesbitt Burns will be paid a fee for its services as financial adviser to the Special Committee and the Board of Directors, including fees that are contingent on a change of control or certain other events.


Additional Information

     Except as disclosed in this Directors' Circular there is no information that is known to the directors of Schneider that would reasonably be expected to affect the decision fo the holders of Shares, or securities convertible into Shares, to accept or reject the Maple Leaf Offers.


                                STATUTORY RIGHTS

     Securities legislation in ceratin of the provinces and territories of Canada provides holders of Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Shares. However, such rights must be exercised within prescribed time limits. Holders of Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.


                      APPROVAL OF THE DIRECTORS' CIRCULAR

     The contents of this Directors' Circular have been approved and the delivery of this Directors' Circular has been authorized by the Board of Directors.


                                    CONSENT

To: The Board of Directors of Schneider Corporation

     We hereby consent to the reference to our firm under the headings "Summary -- Reasons for Recommendation", "Background to Maple Leaf Offers and Response of Schneider", "Reasons for Recommendation" and "Alternatives to the Offers" and to the inclusion of the text of our opinion dated November 23, 1997 in the Directors' Circular of Schneider Corporation dated November 23, 1997.

Toronto, Ontario
November 23, 1997                                   Nesbitt Burns Inc.



                                    CONSENT

To: The Board of Directors of Schneider Corporation

     We hereby consent to the inclusion of the text of our report dated November 23, 1997 in the Directors' Circular of Schneider Corporation dated November 23, 1997.

   Waterloo, Ontario                                KPMG Chartered Accountants
   November 23, 1997

                                  CERTIFICATE

DATED: November 23, 1997

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Maple Leaf Offers within the meaning of the Securities Act (Quebec).



                      On behalf of the Board of Directors

         (Signed) Douglas W. Dodds             (Signed) Brian J. Ruby
             Director, Chairman                  Director, Chairman
        and Chief Executive Officer             of Special Committee

                                  SCHEDULE A
[NESBITT BURNS LOGO]




November 23, 1997


Schneider Corporation
321 Courtland Ave. East
Box 130
Kitchener, Ontario
N2G 3X8


To the Board of Directors:

     We understand that SCH Acquisition Inc. (the "Offeror"), a wholly-owned subsidiary of Maple Leaf Foods Inc., has made offers (the "Offers") to purchase all of the issued and outstanding common shares (the "Common Shares") and class A non-voting shares (the "Class A Shares") of Schneider Corporation ("Schneider"). The Offers are open for acceptance until 12:01 a.m. (local time) on December 6, 1997, unless withdrawn or extended. The consideration under the Offers is Cdn$ 19.00 in cash per share. The terms and conditions of the Offers are set out in an Offers to Purchase document prepared by the Offeror and dated November 14, 1997 (the "Offering Circular").

     The special committee (the "Special Committee") of the board of directors of Schneider (the "Board") has retained Nesbitt Burns Inc. ("Nesbitt Burns") to provide financial advice to the Special Committee and the Board and our opinion (the "Opinion") addressed to the Board as to the adequacy of the Offers, from a financial point of view, to the holders of Common Shares and Class A Shares. We consent to the references to this Opinion and its inclusion in the Directors' Circular. Our Opinion is not, and should not be construed as, a valuation of Schneider or any of its assets.


Credentials of Nesbitt Burns

     Nesbitt Burns is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion expressed herein is the opinion of Nesbitt Burns and the form and content herein have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and valuation matters.


Scope of Review

     In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

     i) the Offering Circular,

    ii) a draft of the Schneider Directors' Circular dated November 23, 1997 relating to the Offers, including the financial forecast set forth therein;

   iii) the audited annual financial statements and interim reports, Annual Reports, Annual Information Forms and Proxy Statements of Schneider for each of the three consecutive fiscal years ending October 25, 1996;

     iv) the unaudited interim quarterly reports of Schneider for the first three quarters of fiscal 1997;

     v) the fourth quarter and fiscal 1997 preliminary financial results;

     vi) the fiscal 1998 budget and 1998-2000 Business Plan prepared by the management of Schneider,

    vii) financial and operating plans relating to the expected future performance of Schneider and its major business units;

   viii) information prepared by the management of Schneider relating to certain joint venture investments held by Schneider;

    ix) certain information and discussions with the management of Schneider relating to the operating and financial results of Schneider and the impact of recent industry trends and events on Schneider;

     x) certain additional confidential information and discussions with the management of Schneider regarding, among other things, Schneider's assets, liabilities, operations, and business prospects;

     xi) discussions with Schneider's legal counsel with respect to various matters;

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    xii) public information relating to the business, operations, financial performance and stock trading history of Schneider, Maple Leaf Foods Inc. and other selected public companies that we considered relevant;

   xiii) data with respect to other transactions of a comparable nature that we considered relevant;

    xiv) a letter of representation as to certain factual matters dated the date hereof provided by senior officers of Schneider and addressed to us; and

     xv) such other information, investigations and analyses as we considered appropriate in the circumstances.


Assumptions and Limitations

     We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources including the Offering Circular or provided to us by Schneider and its affiliates or advisors or otherwise pursuant to our engagement, and the Opinion is conditional upon such completeness, accuracy and fair representation. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Schneider has represented to us, in a letter delivered as at the date hereof, amongst other things that the information, data, opinions and other materials (the "Information") provided to us by or on behalf of Schneider are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Schneider, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

     The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Schneider as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Schneider. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offers.


Conclusion

     Based upon and subject to the foregoing, it is our opinion that the Offers are inadequate, from a financial point of view, to the holders of Common Shares and Class A Shares.

Yours truly,

/s/ Nesbitt Burns Inc.






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         ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO:


                             Schneider Corporation
                           321 Courtland Avenue East
                                    Box 130
                              Kitchener, Ontario
                                    N2G 3X8

                            Contact: Douglas Dodds,
                     Chairman and Chief Executive Officer
                           Telephone: (519) 741-5000
                          Telecopier: (519) 749-7420



                              Nesbitt Burns Inc.
                            I First Canadian Place
                                   Suite 400
                               Toronto, Ontario
                                    M5X 1H3

                        Contact: Ilias Konstantopoulos
                           Telephone: (416) 359-4446
                           Telecopier: (416) 359-5685



                           CIBC Mellon Trust Company:

                             393 University Avenue
                                  Lower Level
                               Toronto, Ontario
                                    M5G 2M7

                           Telephone: (416) 813-4600
                           Toll Free: 1-800-387-0825

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